Exhibit 21.1
Veritex Holdings, Inc.

LIST OF SUBSIDIARIES

	Name:	Jurisdiction of Organization:
Parent:	Veritex Holdings, Inc.	Texas
Banking Subsidiary:	Veritex Community Bank	Texas
Nonbanking Subsidiaries:	Parkway National Capital Trust I	Delaware
	SovDallas Capital Trust I	Delaware
	Patriot Bancshares Capital Trust I	Delaware
	Patriot Bancshares Capital Trust II	Delaware